August 15, 2025

Hunter Horsley
President
Bitwise Solana ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, CA 94104

       Re: Bitwise Solana ETF
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 31, 2025
           File No. 333-283391
Dear Hunter Horsley:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Risks Associated with Staking
Solana staking may result in adverse tax consequences for Shareholders, page 44

1. Please revise your disclosure so that it is consistent with your response to prior comment 5 that you intend to solely earn staking rewards in the form of additional Solana. For example, on page 44, you disclose that "[t]he staking of the
       Trust's Solana is expected to result in the Trust's receipt of staking proceeds in the form of additional Solana or cash" and, on page 128, you state that "[i]f the Trust were to receive staking rewards, likely in the form of additional Solana, any such staking rewards received by the Trust would be reportable to Shareholders as taxable income under current IRS guidance."
 August 15, 2025
Page 2

The Trust and Solana Prices
The CME CF Solana-Dollar Reference Rate-New York Variant, page 81

2. We note your response to prior comment 16 that you do not have a license agreement with the Benchmark Provider. Please tell us whether you intend to enter into an agreement with the Benchmark Provider prior to effectiveness, and, if not, please explain whether you are authorized to value the net assets of the Trust and its Shares on a daily basis with the Pricing Benchmark calculated by the Benchmark Provider.
Staking
Liquidity Policies and Procedures, page 86

3. We note your response to prior comment 2 and your disclosure in this section. Please revise to provide a complete description of your liquidity risk policies and procedures.
       To the extent such policies and procedures are intended to be consistent with the exchange's proposed generic listing standards, please revise accordingly.
Custody of the Trust's Assets, page 95

4. Refer to your response to prior comment 18. Your disclosure on page 95 is inconsistent regarding the percentage of private keys that are held in the Cold Solana
       Account. You disclose that a substantial portion of the private keys will be held in the
       Cold Solana Account with the remaining portion held in the Hot Solana Account, and you also disclose that "[t]he Sponsor expects that all of the Trust's assets and private keys will be held in cold storage." Please revise for clarity and consistency.
Creation and Redemption of Shares
Creation Procedures, page 107

5. Refer to your response to prior comment 21. Under the Agent Execution Model, the
       Trust may require the Authorized Participant to deliver the required cash in the Trust's
       Trading Balance for the Cash Creation Order. Please revise to disclose whether excess cash will be returned to the Authorized Participant to the extent that the cash deposited by the Authorized Participant in the Trust's Trading Balance exceeds the execution price of the Solana acquired.
       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-
3469 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Richard Coyle